# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyster-Yale, Inc., CIK 0001173514
CUSIP: 449172204
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0000904532
Persons authorized to receive notices and communications: Alfred M. Rankin, Jr., 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017, (440) 449-9600

## Reporting persons
- Alfred M. Rankin, Jr. (CIK 0000904532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,160; shared voting power 2,878,366; sole dispositive power 14,160; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,217,230 (93.1% of the class)
- Clara T. Rankin Williams (CIK 0001247996): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,203,070 (92.7% of the class)
- Helen R. Butler (CIK 0001247868): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,205,870; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- John C. Butler, Jr. (CIK 0001247860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,800; shared voting power 0; sole dispositive power 2,800; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- David B. Williams (CIK 0001247994): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,203,070 (92.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Hyster-Yale, Inc.
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Comment:
Part II to Schedule 13D/A
This Amendment No. 12 to Schedule 13D (this "Amendment No. 12") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock of Hyster-Yale, Inc. (the "Issuer") held by Rankin Associates II, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2013 (the "Initial Filing"), as amended by Amendment No. 1 filed on February 14, 2014 ("Amendment No. 1"), as further amended by Amendment No. 2 filed on February 17, 2015 ("Amendment No. 2"), as further amended by Amendment No. 3 filed on February 16, 2016 ("Amendment No. 3"), as further amended by Amendment No. 4 filed on February 14, 2017 ("Amendment No. 4"), as further amended by Amendment No. 5 filed on February 14, 2018 ("Amendment No. 5"), as further amended by Amendment No. 6 filed on February 14, 2019 ("Amendment No. 6"), as further amended by Amendment No. 7 filed on February 13, 2020 ("Amendment No. 7"), as further amended by Amendment No. 8 filed on February 12, 2021 ("Amendment No. 8"), as further amended by Amendment No. 9 filed on February 14, 2022 ("Amendment No. 9"), as further amended by Amendment No. 10 filed on February 14, 2023 ("Amendment No. 10"), and as further amended by Amendment No. 11 filed on February 13, 2024 (collectively with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10 the "Filings"). This Amendment No. 12 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

## Item 2. Identity and Background
Name of person filing:
The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced by the following:

Clara T. Rankin Williams. Ms. Williams's resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Clara R. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

HRB 2020 GST Trust for Clara R. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Griffin B. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

HRB 2020 GST Trust for Griffin B. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading BTR 2020 GST for Clara R. Williams, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST for Clara R. Williams. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common, shares the power to vote 2,878,366 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,217,230 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 93.1% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,205,870 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 2,800 shares of Class B Common, shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided with respect to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. under the heading AMR Associates, L.P., which appears in the Initial Filing, is hereby amended by inserting at the end thereof the following:

AMR Associates, L.P.

Effective August 8, 2023, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to allow the use of abbreviated names of the partners, as listed in Schedules A and B thereto, for record keeping purposes. A copy of the Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 34 and is incorporated herein in its entirety by reference thereto.

Effective June 13, 2024, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to eliminate the Class A-1 Limited Partnership Interests. A copy of the Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 35 and is incorporated herein in its entirety by reference thereto.

Effective March 12, 2025, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to add an additional limited partner to AMR Associates, L.P. A copy of the Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 36 and is incorporated herein in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Filings is hereby amended by adding the following:

Exhibit 34: Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of August 8, 2023

Exhibit 35: Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of June 13, 2024

Exhibit 36: Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of March 12, 2025.

## Signatures
- Alfred M. Rankin, Jr.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., (1) (03/14/2025)
- Clara T. Rankin Williams: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for Clara T. Rankin WIlliams* (03/14/2025)
- Helen R. Butler: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for Helen R. Butler* (03/14/2025)
- John C. Butler, Jr.: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for John C. Butler, Jr.* (03/14/2025)
- David B. Williams: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for David B. Williams (03/14/2025)
Comment: (1) On behalf of Rankin Associates II, L.P. as President of Rankin Management, Inc., its Managing Partner, Rankin Management, Inc. as President, himself and as: Attorney-in-Fact for Thomas T. Rankin*; Attorney-in-Fact for Matthew M. Rankin*; Attorney-in-Fact for Claiborne R. Rankin*; Attorney-in-Fact for Chloe O. Rankin*; Attorney-in-Fact for Roger F. Rankin*; Attorney-in-Fact for Alison A. Rankin*; Attorney-in-Fact for Corbin K. Rankin*; Attorney-in-Fact for James T. Rankin*; Attorney-in-Fact for Claiborne R. Rankin, Jr.*; Attorney-in-Fact for Scott W. Seelbach*; Attorney-in-Fact for Elizabeth B. Rankin*; Attorney-in-Fact for Thomas P. Rankin*; Attorney-in-Fact for Julia Rankin Kuipers*; Attorney-in-Fact for Lynne T. Rankin*; Attorney-in-Fact for Chloe R. Seelbach*; Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*; Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*; Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*; Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*; Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*; Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*; Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*; Attorney-in-Fact for BTR 2020 GST for Clara R. Williams*; Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin*; Attorney-in-Fact for BTR 2020 GST for James T. Rankin*; Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*; Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*; Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr.*; Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*; Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*; Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*; Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor* Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*; Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*; Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*; Attorney-in-Fact for 2012 Alison A. Rankin Trust*

*The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 23 of the Filings.